SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

Portugal Telecom, SGPS, S.A.
Public Company
Registered office: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: 395,099,775 Euros
Registered at the Lisbon Commercial Registry Office
and Corporation number 503 215 058

Additional clarification of the Chairman of the General Meeting of
Shareholders on the blocking of shares

Lisbon, 22 February 2007 - Following the clarification to the market issued yesterday by the Portuguese Securities Commission (“CMVM”) on the blocking of shares applicable to the General Meeting of Shareholders of Portugal Telecom to be held on 2 March 2007, the Chairman of the General Meeting of Shareholders of Portugal Telecom, SGPS, S.A. (“Portugal Telecom” ) definitively reinforces that after 23 February, the release of certificates communicated to the services of the General Meeting by Shareholders or their financial intermediaries will not be considered.

The Chairman of the General Meeting of Shareholders understands that blocking the shares may be burdensome on shareholders willing to preserve the possibility of trading their shares.

However, these inconvenients are a result of the framework applicable in Portugal and several other E.U. member states related to the participation of shareholders in General Meetings, and are well-known by the respective supervision authorities.

The Proposal for a Directive of the European Parliament and of the Council on the exercise of voting rights by shareholders of companies having their registered office in a member state and whose shares are admitted to trading on a regulated market expressly states that “Share blocking deters investors from voting because it prevents them from selling their shares for several days before any general meeting. The financial risk associated with such a blocking period is very high, due to possible market fluctuations during the blocking period“(explanatory memorandum, paragraph 2.2.3 – article 7 – Access to the general meeting).

It is clear from the above that the mentioned European authorities acknowledge that the blocking of shares is irreversible, otherwise no inconvenient would result to shareholders from the such blocking of shares, as they would always be able to transfer their shares. To overcome this inconvenient, the Directive proposal foresees a record date system to legitimate presences in general meetings in the future.

Additionally, CMVM acknowledged that the mandatory blocking of shares “is a strong disincentive to the effective exercise of voting rights, specially in relation to institutional investors and/or non resident shareholders. Faced by the possibility of being prevented from transferring their shares for a certain period of time, the majority of institutional investors may refrain from taking the necessary steps in order to exercise their voting rights as the financial risk involved in the blocking of shares is considered higher” (in A Reforma Legislativa do Mercado de Capitais Português no Quadro das Novas Directivas Comunitárias, December 2006).

Again, it is clear that the reference to the inconvenient resulting from the impossibility of trading shares would make no sense should the release of the blocking during the blocking period be allowed, as it seems to result from CMVM’s understanding now disclosed.

Portugal Telecom is a company listed on regulated markets with more than 100 thousand shareholders. As a result, and in accordance with CMVM’s Recommendations on corporate governance, a deadline of 5 working days prior to the General Meeting has been established in Portugal Telecom’s bylaws for the blocking of shares.

In fact, all the five working days are absolutely necessary for the adequate treatment of the several certificates received by the General Meeting services. This is the only way to guarantee the certainty and accuracy of the presences and quorum required for the General Meeting of Shareholders to be validly held and to resolve on its agenda.

In terms of logistics, it may be anticipated that all the work involved in the preparation of the list of shareholders for this specific General Meeting may be extended for all the five working days period set forth in the bylaws of the company. The removal from such list would obviously only be possible after its completion. For example, a removal on the first day of the blocking period could never be executed on the same day and in time to allow the immediate release of the shares for transaction purposes, as the list would not yet be completed. On the other hand, the conciliation procedure required for the immediate removal involves the risk of errors that may cause irregularities in the participation in the General Meeting and in the exercise of voting rights by shareholders.

Finally, the Chairman of the General Meeting, in his capacity as the only entity competent to assess the conditions for the General Meeting to be held and vote, would like to inform that he will procure that the General Meeting of 2 March be held in accordance with the highest standards of legality and legitimate participation, fully complying with the applicable legal and statutory rules.

The Chairman of the General Meeting of Shareholders

Prof. Doutor António Manuel da Rocha e Menezes Cordeiro

This information is also available on PT’s IR website http://ir.telecom.pt

Contact:	Nuno Prego, Investor Relations Officer
nuno.prego@telecom.pt

Portugal Telecom
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

PT is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.